Exhibit 99.1

SPROTT ANNOUNCES YEAR ENDED 2022 RESULTS

TORONTO, ON - February 24, 2023 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2022.

Management commentary

"Sprott’s positioning in precious metals and energy transition materials served our shareholders well in 2022, as Assets Under Management (“AUM”) grew to $23.4 billion, up $3 billion from December 31, 2021. Our asset growth during the year was driven by $2.8 billion in net sales, largely in our physical trusts and private strategies. We also benefited from the acquisition of the Sprott Uranium Miners ETF (URNM) and strong late-year performance in precious metals," said Whitney George, CEO of Sprott.

"We continue to build on the success of our uranium strategies by expanding our energy transition business. In July 2022, we launched an actively managed energy transition strategy to capitalize on our deep bench of talented portfolio managers and analysts and in February 2023, subsequent to year-end, we introduced four new energy-transition themed ETFs. We expect to launch additional products this year," added Mr. George.

Financial highlights1

Key AUM highlights

•	AUM was $23.4 billion as at December 31, 2022, up $2.4 billion (11%) from September 30, 2022 and up $3 billion (15%) from December 31, 2021. Our AUM benefited on a three and twelve months ended basis from strong inflows to our physical trusts and private strategies funds. We also benefited from the onboarding of AUM on the closure of the North Shore Global Uranium Mining ETF acquisition ("URNM acquisition"), adding $1 billion to our AUM in the second quarter. Additionally, we benefited from strong market value appreciation during the quarter that partially offset cumulative losses experienced earlier in the year.

Key revenue highlights

•	Management fees were $28.4 million in the quarter, up $0.6 million (2%) from the quarter ended December 31, 2021 and $115.4 million on a full year basis, up $11.4 million (11%) from the year ended December 31, 2021. Carried interest and performance fees were $1.2 million in the quarter, down $3.1 million (72%) from the quarter ended December 31, 2021 and $3.3 million on a full year basis, down $9 million (73%) from the year ended December 31, 2021. Net fees were $26.6 million in the quarter, up $0.1 million from the quarter ended December 31, 2021 and $106.9 million on a full year basis, up $7.4 million (7%) from the year ended December 31, 2021. Our revenue performance was primarily due to strong net inflows to our exchange listed products segment (primarily our physical uranium, gold and silver trusts) and higher average AUM from the URNM acquisition. These increases were partially offset by lower average AUM in our managed equities segment and lower carried interest crystallization in our private strategies segment.

•	Commission revenues were $5 million in the quarter, down $9.1 million (64%) from the quarter ended December 31, 2021 and $30.7 million on a full year basis, down $14.6 million (32%) from the year ended December 31, 2021. Net commissions were $2.9 million in the quarter, down $4.1 million (59%) from the quarter ended December 31, 2021 and $16.2 million on a full year basis, down $7.8 million (33%) from the year ended December 31, 2021. Lower commissions were due to weaker mining equity origination activity in our brokerage segment.

•	Finance income was $1.4 million in the quarter, up $0.7 million (83%) from the quarter ended December 31, 2021 and $5 million on a full year basis, up $1.5 million (41%) from the year ended December 31, 2021. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.

•

Key expense highlights

•	Net compensation expense was $12.5 million in the quarter, up $0.1 million (1%) from the quarter ended December 31, 2021 and $56.3 million on a full year basis, up $8.4 million (18%) from the year ended December 31, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization as a result of grant date valuations required on the launch of our new 2022 LTIP program. This higher accounting valuation on our LTIP amortization was partially offset by lower annual incentive compensation ("AIP").

•	SG&A was $4.1 million in the quarter, down $0.1 million (2%) from the quarter ended December 31, 2021 and $16 million on a full year basis, up $1.3 million (9%) from the year ended December 31, 2021. The increase on a full year basis was mainly due to higher marketing and technology costs.

1 See “non-IFRS financial measures” section on this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary

•	Net income was $7.3 million ($0.29 per share) in the quarter, down 28% or $2.8 million ($0.12 per share) from the quarter ended December 31, 2021 and $17.6 million on a full year basis ($0.70 per share), down 47%, or $15.6 million ($0.63 per share) from the year ended December 31, 2021. Net income was negatively impacted by a combination of weaker equity origination activity in our brokerage segment, unrealized losses on co-investments and legacy digital gold investments, FX losses and non-recurring severance costs.

•	Adjusted base EBITDA was $18.1 million ($0.72 per share) in the quarter, up 2%, or $0.4 million ($0.01 per share) from the quarter ended December 31, 2021 and $71 million ($2.83 per share) on a full year basis, up 11%, or $6.9 million ($0.25 per share) from the year ended December 31, 2021. Our results benefited from strong net inflows to our physical trusts (primarily our physical uranium, gold and silver trusts) and the URNM acquisition. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment and lower AUM in our managed equities segment.

•

Subsequent events

•	On February 23, 2023, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

•	Consistent with the successful transition of our U.S. broker-dealer from a transaction-based business into a fee-based discretionary account management business, subsequent to year end, we plan on selling our Canadian broker-dealer operations to the current management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). We expect the transaction to close by June 30, 2023.

The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margins as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product and service offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. In 2022, the Canadian broker-dealer contributed less than 5% and 4% to our consolidated net income and adjusted base EBITDA, respectively, and yielded operating margins of less than 39% compared to our consolidated total operating margins of 57%. The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.

Supplemental financial information

Please refer to the December 31, 2022 annual financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at December 31, 2022 and the Company's financial performance for the year ended December 31, 2022.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Sep. 30, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,235	2	509	—	5,746	0.35%
- Physical Silver Trust	3,135	133	823	—	4,091	0.45%
- Physical Gold and Silver Trust	3,523	(39)	514	—	3,998	0.40%
- Physical Uranium Trust	2,843	37	(4)	—	2,876	0.30%
- Physical Platinum & Palladium Trust	147	(5)	(4)	—	138	0.50%
- Exchange Traded Funds
- Uranium ETFs	884	1	(28)	—	857	0.67%
- Gold ETFs	286	13	50	—	349	0.34%
	16,053	142	1,860	—	18,055	0.39%
Managed equities
- Precious metals strategies	1,504	(14)	231	—	1,721	0.92%
- Other (4)(5)	903	8	121	—	1,032	1.20%
	2,407	(6)	352	—	2,753	1.02%
Private strategies	1,896	8	(12)	(12)	1,880	0.79%
Core AUM	20,356	144	2,200	(12)	22,688	0.50%
Non-core AUM (6)	688	—	57	—	745	0.51%
Total AUM (7)	21,044	144	2,257	(12)	23,433	0.50%

12 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Dec. 31, 2022	Blended net management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	823	(85)	—	5,746	0.35%
- Physical Silver Trust	3,600	390	101	—	4,091	0.45%
- Physical Gold and Silver Trust	4,094	(99)	3	—	3,998	0.40%
- Physical Uranium Trust	1,769	931	176	—	2,876	0.30%
- Physical Platinum & Palladium Trust	132	12	(6)	—	138	0.50%
- Exchange Traded Funds
- Uranium ETFs	—	37	(222)	1,042	857	0.67%
- Gold ETFs	356	52	(59)	—	349	0.34%
	14,959	2,146	(92)	1,042	18,055	0.39%
Managed equities
- Precious metals strategies	2,141	(69)	(351)	—	1,721	0.92%
- Other (4)(5)	1,141	57	(166)	—	1,032	1.20%
	3,282	(12)	(517)	—	2,753	1.02%
Private strategies	1,426	700	(25)	(221)	1,880	0.79%
Core AUM	19,667	2,834	(634)	821	22,688	0.50%
Non-core AUM (6)	776	—	(31)	—	745	0.51%
Total AUM (7)	20,443	2,834	(665)	821	23,433	0.50%

(1)	See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3)	Management fee rate represents the weighted average fees for all funds in the category.
(4)	Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5)	Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of the MD&A.
(6)	Previously called Other, this AUM is related to our legacy asset management business in Korea, which accounts for 3.2% of our AUM and 1% of consolidated net income and EBITDA.
(7)	No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Summary income statements
Management fees	28,405	29,158	30,620	27,172	27,783	28,612	25,062	22,452
Trailer, sub-advisor and fund expenses	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)	(552)	(599)
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fees	1,219	—	—	2,046	4,298	—	—	7,937
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Carried interest and performance fee payouts - external (1)	(121)	—	—	(476)	(790)	—	—	(595)
Net fees	26,618	26,759	28,090	25,476	26,536	26,083	23,186	23,725
Commissions	5,027	6,101	6,458	13,077	14,153	11,273	7,377	12,463
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Commission expense - external (1)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)	(253)
Net commissions	2,863	3,240	3,446	6,633	7,009	5,802	4,292	6,921
Finance income	1,439	933	1,186	1,433	788	567	932	1,248
Gain (loss) on investments	(930)	45	(7,884)	(1,473)	(43)	310	2,502	(4,652)
Other income	999	(227)	170	208	313	529	438	303
Total net revenues (2)	30,989	30,750	25,008	32,277	34,603	33,291	31,350	27,545
Compensation	17,030	18,934	19,364	21,789	20,632	18,001	15,452	22,636
Direct payouts	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)	(890)
Carried interest and performance fee payouts - internal	(567)	—	—	(1,029)	(2,516)	—	(126)	(4,580)
Commission expense - internal	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)
Severance, new hire accruals and other	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)	(293)	(44)
Net compensation	12,530	14,079	13,945	15,728	12,434	12,813	10,799	11,833
Severance, new hire accruals and other (3)	1,240	1,349	2,113	514	187	207	293	44
Selling, general and administrative	4,080	4,239	4,221	3,438	4,172	3,682	3,492	3,351
Interest expense	1,076	884	483	480	239	312	260	350
Depreciation and amortization	710	710	959	976	1,136	1,134	1,165	1,117
Other expenses	1,650	5,697	868	1,976	2,910	3,875	876	4,918
Total expenses	21,286	26,958	22,589	23,112	21,078	22,023	16,885	21,613
Net income (4)	7,331	3,071	757	6,473	10,171	8,718	11,075	3,221
Net Income per share (5)	0.29	0.12	0.03	0.26	0.41	0.35	0.44	0.13
Adjusted base EBITDA	18,083	16,837	17,909	18,173	17,705	16,713	15,050	14,605
Adjusted base EBITDA per share	0.72	0.67	0.71	0.73	0.71	0.67	0.60	0.59
Operating margin	59%	55%	55%	57%	55%	52%	52%	51%
Summary balance sheet
Total assets (6)	383,748	375,386	376,128	380,843	365,873	375,819	361,121	356,986
Total liabilities (7)	106,477	103,972	89,264	83,584	74,654	84,231	64,081	67,015
Total AUM	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078
Average AUM	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205

(1)	These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2)	Total revenues for the year ended December 31, 2022 were $145,182 (December 31, 2021 - $164,645; December 31, 2020 - $121,776).
(3)	The majority of the 2022 amount is compensation and other transition payments to the former CEO that is currently scheduled to be paid out in 2022, 2023 and 2024.
(4)	Net income for the year ended December 31, 2022 was $17,632 (December 31, 2021 - $33,185; December 31, 2020 - $26,978).
(5)	Basic and diluted net income per share for the year ended December 31, 2022 was $0.70 and $0.67, respectively (December 31, 2021 - $1.33 and $1.28 respectively; December 31, 2020 - $1.10 and $1.05, respectively).
(6)	Total assets as at December 31, 2022 were $383,748 (December 31, 2021 - $365,873; December 31, 2020 - $377,348).
(7)	Total liabilities as at December 31, 2022 were $106,477 (December 31, 2021 - $74,654; December 31, 2020 - $86,365).

Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
(in thousands $)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Net income for the periods	7,331	10,171	17,632	33,185
Adjustments:
Interest expense	1,076	239	2,923	1,161
Provision for income taxes	2,372	3,354	7,447	12,005
Depreciation and amortization	710	1,136	3,355	4,552
EBITDA	11,489	14,900	31,357	50,903

Other adjustments:
(Gain) loss on investments (1)	930	43	10,242	1,883
Amortization of stock based compensation	3,635	450	14,546	1,698
Other expenses (2)	2,560	3,304	15,929	13,217
Adjusted EBITDA	18,614	18,697	72,074	67,701

Other adjustments:
Carried interest and performance fees	(1,219)	(4,298)	(3,265)	(12,235)
Carried interest and performance fee payouts - internal	567	2,516	1,596	7,222
Carried interest and performance fee payouts - external	121	790	597	1,385
Adjusted base EBITDA	18,083	17,705	71,002	64,073
Operating margin (3)	59%	55%	57%	53%

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2)	In addition to the items outlined in Note 5 of the annual financial statements, this reconciliation line also includes $1.2 million severance, new hire accruals and other for the three months ended December 31, 2022 (three months ended December 31, 2021 - $0.2 million) and $5.2 million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.7 million). This reconciliation line excludes income (loss) attributable to non-controlling interest of $0.3 million for the three months ended December 31, 2022 (three months ended December 31, 2021 - ($0.2) million) and ($0.5) million for the year ended December 31, 2022 (year ended December 31, 2021 - $0.1 million).
(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Normal Course Issuer Bid

Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) is pleased to announce that the Toronto Stock Exchange (“TSX”) has approved the notice of its intention to make a normal course issuer bid ("NCIB"). Pursuant to the terms of the NCIB, Sprott may purchase its own common shares for cancellation through the facilities of the TSX, alternative Canadian trading systems and/or the New York Stock Exchange, in each case in accordance with the applicable requirements, and as otherwise permitted under applicable securities laws. The maximum number of common shares which may be purchased by Sprott during the NCIB will not exceed 648,908 common shares being approximately 2.5% of 25,956,325 (representing the number of issued and outstanding common shares as of February 17, 2023). The average daily trading volume (the “ADTV”) of the common shares on the TSX for the six-month period ended January 31, 2023 was 53,658. Under the rules of the TSX, Sprott is entitled to repurchase during the same trading day on the TSX up to 25% of the ADTV of the common shares, being 13,414 common shares, except where such purchases are made in accordance with the "block purchase" exemption under applicable TSX policy. Sprott will effect purchases at varying times commencing on March 3, 2023 and ending on March 2, 2024.

In addition to providing shareholders liquidity, Sprott believes that the common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to Sprott’s business and its future prospects.

Under its current NCIB that commenced on March 3, 2022 and will terminate March 2, 2023, Sprott previously sought and received approval from the TSX to repurchase up to 646,743 common shares. Pursuant to its current NCIB, Sprott has purchased an aggregate of 81,538 common shares through the facilities of the TSX and NYSE. 8,200 common shares were purchased on the TSX at a weighted-average price of C$42.80 per common share, for total cash consideration of C$350,960, and 73,338 common shares were purchased on the NYSE at a weighted-average price of US$37.95 per common share, for total cash consideration of US$2,783,177. Sprott did not repurchase the maximum allowance under the current NCIB for a combination of factors.

Conference Call and Webcast

A webcast will be held today, February 24, 2023 at 10:00 am ET to discuss the Company's financial results. To listen to the webcast, please register at https://edge.media-server.com/mmc/p/97a6c8xe

Please note, analysts who cover the company should register at https://register.vevent.com/register/BI0345f2c1992a467f835282eb895bc20a to participate in the live Q&A session.

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, operating margins and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.

Net fees

Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.

Net compensation

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margins

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our belief that we will continue to launch new products this year; (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives; and (iii) the closing, including timing thereof, of the transaction in respect of our Canadian broker-dealer operations.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; (v) that the conditions to closing of the transaction in respect of our Canadian broker-dealer operations will be satisfied or waived on a timely basis, or at all; and (vi) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended December 31, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) failure to satisfy the conditions to closing of the transaction in respect of our Canadian broker-dealer operations on a timely basis or at all; (xxix) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023; and (xxx) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended December 31, 2022. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and energy transition investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Partner

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com